Capitalization and indebtedness
Exhibit 99.2
The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 31 March 2011 in accordance with IFRS:

31 March 2011
$ million
Share capital
Capital shares (1-2)	5,200
Paid-in surplus (3)	11,044
Merger reserve (3)	27,206
Own shares	(119)
Available-for-sale investments	727
Cash flow hedges	94
Foreign currency translation reserve	5,574
Treasury shares	(21,054)
Share-based payment reserve	1,271
Profit and loss account	72,265

BP shareholders’ equity	102,208

Finance debt (4-6)
Due within one year	14,255
Due after more than one year	32,847

Total finance debt	47,102

Total capitalization (7)	149,310

(1)	Issued share capital as of 31 March 2011 comprised 18,866,102,651 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,847,868,683 ordinary shares which have been bought back and held in treasury by BP and 53,774,372 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(2)	Capital shares represent the ordinary shares of BP which have been issued and are fully paid.

(3)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

(4)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 31 March 2011.

(5)	Obligations under finance leases are included within finance debt in the above table.

(6)	As of 31 March 2011, the parent company, BP p.l.c., had outstanding guarantees totalling $36,414 million, of which $36,384 million related to guarantees in respect of liabilities of subsidiary undertakings, including $35,643 million relating to borrowings by subsidiaries. Thus 76% of the Group’s finance debt had been guaranteed by BP p.l.c.

At 31 March 2011 $796 million of finance debt ($790 million at 31 December 2010, nil at 31 March 2010) was secured by the pledging of assets, and $3,530 million was secured in connection with deposits received relating to certain disposal transactions expected to complete in subsequent periods ($4,780 million at 31 December 2010). In addition, in connection with $3,799 million of finance debt ($4,588 million at 31 December 2010), BP has entered into crude oil sales contracts in respect of oil produced from certain fields in offshore Angola and Azerbaijan to provide security to the lending banks. The remainder of finance debt was unsecured. BP had, as of 31 March 2011, no material outstanding contingent indebtedness and there have been no material changes since that date.

(7)	There has been no material change since 31 March 2011 in the consolidated capitalization and indebtedness of BP.

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